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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                AMENDMENT NO. 28
                                       TO
                                 SCHEDULE 14D-9
               (WITH RESPECT TO THE TENDER OFFER BY VIACOM INC.)
                            ------------------------
                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------
                         PARAMOUNT COMMUNICATIONS INC.
                           (NAME OF SUBJECT COMPANY)
                         PARAMOUNT COMMUNICATIONS INC.
                       (NAME OF PERSON FILING STATEMENT)
                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
             INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------
                                  699216 10 7
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------
                              DONALD ORESMAN, ESQ.
                         PARAMOUNT COMMUNICATIONS INC.
                               15 COLUMBUS CIRCLE
                         NEW YORK, NEW YORK 10023-7780
                                 (212) 373-8000
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF
                        OF THE PERSON FILING STATEMENT)
                            ------------------------

                                    COPY TO:
                             JOEL S. HOFFMAN, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 455-2000

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
     This Amendment No. 28 supplements and amends to the extent indicated herein the Solicitation/Recommendation Statement on Schedule 14D-9 of Paramount Communications Inc., as amended and restated on October 27, 1993 (as supplemented and amended through the date hereof, the "Schedule 14D-9"), initially filed with the Securities and Exchange Commission on October 25, 1993, with respect to the Revised Viacom Offer (as described herein and therein). Capitalized terms used herein and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 2. TENDER OFFER OF THE BIDDER

     The response to Item 2 is hereby supplemented and amended as follows:

          On January 21, 1994, Paramount and Viacom entered into an Agreement and Plan of Merger (the "Viacom Merger Agreement"), which sets forth, among other things, (i) the revised terms of the Viacom tender offer (as so revised, the "Revised Viacom Offer"), which terms had provided for the purchase of 50.1% of the outstanding Shares plus the Shares issuable upon the exercise of the then exercisable stock options, as of the expiration of the offer, at a price of $105 per Share, and which now provide for the purchase of such Shares at a price of $107 per Share and (ii) the revised terms of the second-step merger to be effected in the event the Revised Viacom Offer is consummated (as so revised, the "Revised Viacom Second-Step Merger"), which terms had provided for the exchange of (A) 0.93065 shares of Viacom Class B Common Stock and (B) 0.30408 shares of Viacom Merger Preferred Stock for each remaining Share and which now provide for the exchange of (1) 0.93065 shares of Viacom Class B Common Stock, (2) 0.30408 shares of Viacom Merger Preferred Stock, (3) 0.93065 Contingent Value Rights ("CVRs") and (4) 0.5 Warrants (the "Viacom Warrants") to purchase Viacom Class B Common Stock for each remaining Share. The Revised Viacom Offer is currently scheduled to expire at 12:00 midnight on January 31, 1994.

ITEM 3. IDENTITY AND BACKGROUND

     The response to Item 3(b) is hereby supplemented and amended as follows:

                            VIACOM MERGER AGREEMENT

          The following is a summary of the Viacom Merger Agreement, a copy of which is filed as Exhibit No. 80 to the Schedule 14D-9 and is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Viacom Merger Agreement. For purposes of this description, capitalized terms used and not defined have the meanings given to such terms in the Viacom Merger Agreement. In addition, references in the summary to "Revised Viacom Offer", "Revised Viacom Merger" and "Revised Viacom Alternative Merger" shall have the same meanings as "Offer", "Merger" and "Alternative Merger", respectively, in the Viacom Merger Agreement.

       The Revised Viacom Offer

          The Viacom Merger Agreement provides that Viacom has amended its currently outstanding tender offer to acquire 61,657,432 of the outstanding Shares to provide that the purchase price offered for Shares will be $107 per Share and to extend the expiration date of the Revised Viacom Offer until 12:00 midnight on the tenth business day following the date of the amendment to the Revised Viacom Offer (such expiration date, as extended from time to time, the "Expiration Date"). The obligation of Viacom to accept for payment and pay for Shares tendered pursuant to the Revised Viacom Offer is subject to the condition that at least 61,657,432 Shares, or such greater number of Shares as equals 50.1% of the outstanding Shares on a fully diluted basis, will have been tendered to Viacom prior to the expiration of the Revised Viacom Offer (the "Minimum Condition"), the Rights Condition (as defined below), and certain other conditions that are set forth in Annex A to the Viacom Merger Agreement, to which reference is hereby made.

          Pursuant to the Viacom Merger Agreement, Viacom has expressly reserved the right to waive any condition other than the Minimum Condition. Subject to certain limitations, Viacom may unilaterally change the terms of the Revised Viacom Offer, including increasing the aggregate cash consideration to be paid pursuant to the Revised Viacom Offer and increasing the number of Shares sought in the Revised Viacom Offer; provided, however, that no change in the Revised Viacom Offer may be made without Paramount's consent which (i) decreases the number of Shares sought in the Revised Viacom Offer below 50.1% of the then outstanding Shares on a fully diluted basis, (ii) decreases the aggregate cash consideration payable in the Revised Viacom Offer, (iii) changes the form of consideration payable in the Revised Viacom Offer (except to the extent QVC (the "Other Offeror") has made such changes with the consent of Paramount) or (iv) imposes conditions to the Revised Viacom Offer in addition to those set forth in Annex A to the Viacom Merger Agreement. Notwithstanding the foregoing sentence, so long as the Other Offeror is bound by substantially identical restrictions made for the benefit of Paramount, Viacom will not amend the Revised Viacom Offer in order to increase by less than $60 million the aggregate cash consideration to be paid pursuant to the Revised Viacom Offer or increase the number of Shares sought by less than 2% of the outstanding Shares. Subject to the terms and conditions of the Revised Viacom Offer, Viacom will pay, as promptly as practicable after expiration of the Revised Viacom Offer, for all Shares validly tendered and not withdrawn.

       The Revised Viacom Merger

          The Viacom Merger Agreement provides that, upon the terms and subject to the conditions thereof, at the Effective Time, the Company will be merged (the "Revised Viacom Merger") with and into Viacom in accordance with Delaware Law. As a result of the Revised Viacom Merger, the separate corporate existence of the Company will cease and Viacom will continue as the Surviving Corporation. Alternatively, if Shearman & Sterling, counsel to Viacom, is unable to deliver an opinion, in form and substance reasonably satisfactory to Viacom, that the Revised Viacom Merger will qualify as a reorganization under Section 368(a) of the Code, Viacom may elect to cause the Revised Viacom Merger to be effected by causing a subsidiary of Viacom to merge with and into the Company. In such event, the separate corporate existence of such subsidiary will cease and the Company will continue as the Surviving Corporation as a direct, wholly owned subsidiary of Viacom.

          Upon consummation of the Revised Viacom Merger, in the event the Revised Viacom Offer has been consummated prior to the Effective Time, each issued and then outstanding Share (other than any Shares held in the treasury of the Company, or owned by Viacom or any direct or indirect wholly owned subsidiary of Viacom or of the Company, which Shares will be automatically canceled and extinguished, and other than Dissenting Shares (as defined below)) will be converted automatically into the right to receive (i) 0.93065 shares of Viacom Class B Common Stock, (ii) 0.30408 shares of Viacom Merger Preferred Stock, (iii) 0.93065 CVRs and (iv) 0.5 Viacom Warrants.

          The Viacom Merger Agreement requires the Company to use its reasonable best efforts to obtain the approval of its stockholders for the adoption of the Viacom Merger Agreement. If such approval is obtained, and the Revised Viacom Offer has not been consummated prior to the Effective Time, the Revised Viacom Merger will be consummated on alternative terms (the "Revised Viacom Alternative Merger"). Under the Revised Viacom Alternative Merger, subject to the election and allocation procedures set forth in the Viacom Merger Agreement as described below, each holder of Shares issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company or owned by Viacom or any direct or indirect wholly owned subsidiary of Viacom or of the Company, which Shares will be automatically canceled and extinguished, and other than Dissenting Shares) will be entitled to (i) elect to receive (a) 0.93065 shares of Viacom Class B Common Stock, (b) 0.30408 shares of Viacom Merger Preferred Stock, (c) 0.93065 CVRs and (d) 0.5 Viacom Warrants in exchange for each of such holder's Shares (a "Securities Election"), (ii) elect to receive $107 in cash in exchange for each of such holder's Shares (a "Cash Election") or
     (iii) indicate that such holder has no preference as to the receipt of Viacom Class B Common Stock, Viacom Merger Preferred Stock, CVRs and

     Viacom Warrants (taken together, "Viacom Securities") or cash in exchange for such holder's Shares (a "Non-Election").

          The aggregate number of Shares to be converted into the right to receive cash in the Revised Viacom Alternative Merger (the "Cash Election Number") will be equal to 50.1% of the number of Shares outstanding immediately prior to the Effective Time, and the aggregate number of Shares to be converted into the right to receive Viacom Securities in the Revised Viacom Alternative Merger (the "Securities Election Number") shall be equal to 49.9% of the number of Shares outstanding immediately prior to the Effective Time. If the aggregate number of Shares with respect to which Cash Elections have been made plus Dissenting Shares (the "Cash Election Shares") exceeds the Cash Election Number, all Shares with respect to which Securities Elections have been made (the "Securities Election Shares") and all Shares with respect to which Non-Elections have been made (the "Non-Election Shares") will be converted upon the Revised Viacom Alternative Merger into the right to receive Viacom Securities, and the Cash Election Shares (other than Dissenting Shares) will be converted into the right to receive a pro rata portion of the cash available to be paid pursuant to the Revised Viacom Alternative Merger with the remainder of the consideration to be paid in respect of such Shares in Viacom Securities. If the aggregate number of Securities Election Shares exceeds the Securities Election Number, all Cash Election Shares (other than Dissenting Shares) and all Non-Election Shares will be converted into the right to receive cash, and all Securities Election Shares will be converted into the right to receive a pro rata portion of Viacom Securities available to be paid pursuant to the Revised Viacom Alternative Merger with the remainder of the consideration to be paid in respect of such Shares in cash. In the event that neither the aggregate number of Cash Election Shares exceeds the Cash Election Number nor the aggregate number of Securities Election Shares exceeds the Securities Election Number, all Cash Election Shares will be converted into the right to receive cash, all Securities Election Shares will be converted into the right to receive Viacom Securities, and the Non-Election Shares, if any, will be converted into the right to receive a pro rata portion of Viacom Securities and cash remaining available to be paid pursuant to the Revised Viacom Alternative Merger.

          The Viacom Merger Agreement provides that, at the Effective Time with respect to a merger of the Company with and into Viacom, the Certificate of Incorporation and By-Laws of Viacom will be the Certificate of Incorporation and By-Laws of the Surviving Corporation. Alternatively, at the Effective Time with respect to a merger of a subsidiary of Viacom with and into the Company, the Certificate of Incorporation and By-Laws of the Company will be amended and restated to read as the Certificate of Incorporation and By-Laws of such subsidiary of Viacom.

          Pursuant to the Viacom Merger Agreement, the closing of the Revised Viacom Merger will take place as promptly as practicable, and in any event within two business days, after all closing conditions to the Revised Viacom Merger are satisfied or, if permissible, waived, unless another date is agreed to in writing by Paramount and Viacom.

       Terms of Viacom Merger Preferred Stock

          The Viacom Merger Preferred Stock will have a liquidation preference of $50.00 per share, plus accrued and unpaid dividends, and pay cumulative quarterly dividends at the rate of $2.50 per annum per share. The Viacom Merger Preferred Stock will be convertible, at the holder's option, at any time, into shares of Viacom Class B Common Stock at an initial conversion price of $70.00 per share, subject to adjustment. The Viacom Merger Preferred Stock will be redeemable for cash, at Viacom's option, in whole or in part, at any time after the fifth anniversary of the Effective Time, initially at a redemption price of $52.50 per share, and thereafter at prices declining to a price of $50.00 per share on and after the tenth anniversary of the Effective Time, plus in each case all accrued and unpaid dividends. The Viacom Merger Preferred Stock will rank on parity with respect to dividend rights and rights upon liquidation with the preferred stock to be issued to Blockbuster and NYNEX pursuant to their equity investments in Viacom.

          The Viacom Merger Preferred Stock will be exchangeable in whole or in part, at the option of Viacom, on any dividend payment date beginning on the third anniversary of the Effective Time for

     Viacom's 5% Convertible Subordinated Debentures (the "Debentures") at the rate of $50.00 principal amount of Debentures for each share of Viacom Merger Preferred Stock. Viacom may effect such exchange only if all accrued and unpaid dividends on the Viacom Merger Preferred Stock have been paid. The Debentures will have substantially the same terms as the Viacom Merger Preferred Stock, but with a maturity date 20 years from the Effective Time.

          The Viacom Merger Preferred Stock will have no voting rights except
     (i) as otherwise required by law and (ii) the right, along with holders of other series of Viacom preferred stock ranking on parity with the Viacom Merger Preferred Stock, to elect, voting as a class, two additional directors to Viacom's Board in the event of specified dividend arrearages.

       Terms of CVRs

          Upon maturity, each CVR will represent the right to receive, in cash or in the equivalent fair market value (as determined by an independent investment bank) of registered securities of Viacom, at Viacom's option, the amount by which the Target Price exceeds the greater of the Current Market Value and the Minimum Price (each as defined below). The CVRs will mature on the first anniversary of the Effective Time (the "Maturity Date"), unless otherwise extended, at Viacom's option, to the second anniversary of the Effective Time (the "First Extended Maturity Date") or the third anniversary of the Effective Time (the "Second Extended Maturity Date"). If the Current Market Value equals or exceeds the Target Price at the time of maturity, no amount will be payable with respect to the CVRs.

          Target Price means (i) at the Maturity Date, $48.00, (ii) at the First Extended Maturity Date, $51.00 and (iii) at the Second Extended Maturity Date, $55.00, in each case subject to certain antidilution protections with respect to the Viacom Class B Common Stock. Current Market Value means (a) with respect to the Maturity Date and the First Extended Maturity Date, the median of the averages of the closing prices on the American Stock Exchange (the "AMEX") of the Viacom Class B Common Stock during each 20 consecutive trading day period that begins and ends during the 60 day valuation period immediately preceding such maturity date (a "Valuation Period") and (b) with respect to the Second Extended Maturity Date, the highest average of the closing prices on the AMEX of the Viacom Class B Common Stock during any 20 consecutive trading day period within a Valuation Period. Minimum Price means $38.00, subject to certain antidilution protections with respect to the Viacom Class B Common Stock. Except under certain limited circumstances, none of Viacom, Amusements or any of their affiliates may trade Viacom Class B Common Stock during the period commencing 10 trading days prior to, and ending on the last day of, any Valuation Period.

          In the event of certain specified business combination and other transactions involving Viacom which would extinguish or diminish the value of the Viacom Class B Common Stock, the holders of CVRs will be entitled to receive an amount based on a formula similar to that applied at the time the CVRs mature. In addition, upon the occurrence and continuation of certain specified events of default, the CVRs may be declared due and payable, and a default amount, based on a formula generally more favorable to holders of CVRs than that applied at the time the CVRs mature, will become due and payable and, thereafter, will bear interest at a rate of 8% per annum until payment is made.

          The CVRs will be issued pursuant to a CVR Agreement. The CVRs will be non-interest bearing (other than during a continuation of an event of default, as described above), unsecured obligations of Viacom. The CVRs will trade separately from the Viacom Class B Common Stock. Viacom will use its reasonable best efforts to list the CVRs on the AMEX (or such other securities exchange on which the Viacom Class B Common Stock is listed). No fraction of a CVR will be issued in the Revised Viacom Merger. In lieu thereof, a cash payment will be made in an amount determined in accordance with a formula contained in the Viacom Merger Agreement.

       Terms of Viacom Warrants

          Each Viacom Warrant will entitle its holder to purchase one share of Viacom Class B Common Stock per whole Viacom Warrant at any time prior to the third anniversary of the Revised Viacom Merger at a price of $60.00, payable in cash. The terms of the Viacom Warrants will include customary antidilution and other provisions. No fraction of a Viacom Warrant will be issued in the Revised Viacom Merger. In lieu thereof, a cash payment will be made in an amount determined in accordance with a formula contained in the Viacom Merger Agreement.

       Dissenting Shares

          Notwithstanding any provisions of the Viacom Merger Agreement to the contrary, Shares that are (i) outstanding immediately prior to the Effective Time and (ii) held by stockholders who (a) have not voted in favor of the Revised Viacom Merger or consented thereto in writing, (b) have demanded appraisal for such Shares in accordance with Section 262 of Delaware Law ("Section 262") and (c) have not withdrawn such demand or otherwise forfeited appraisal rights (collectively, the "Dissenting Shares"), will not be converted into or represent the right to receive the consideration in the Revised Viacom Merger pursuant to the Viacom Merger Agreement. Such stockholders will be entitled to receive payment of the appraised value of such Shares in accordance with Section 262, except that all Dissenting Shares held by stockholders who have failed to perfect, withdrawn or lost their rights to appraisal of such Shares under Section 262 will be deemed to have been converted into and to have become exchangeable, as of the Effective Time, for the right to receive, without any interest thereon, the consideration in the Revised Viacom Merger pursuant to the Viacom Merger Agreement (as if such Shares were Non-Election Shares in the case of a Revised Alternative Viacom Merger).

       Procedures Regarding the Revised Viacom Offer

          Termination of the Revised Viacom Offer. Pursuant to the Viacom Merger Agreement, Viacom is required (unless a number of Shares that would satisfy the Minimum Condition has been tendered to Viacom prior to the Expiration
     Date) to terminate the Revised Viacom Offer if it has been notified by Paramount that (a) a number of Shares that would satisfy the Other Minimum Condition (as defined below) has been tendered to the tender offer by the Other Offeror to purchase the outstanding Shares (the "Other Offer") at the expiration date of the Other Offer (such expiration date, as extended from time to time, the "Other Expiration Date") and (b) all conditions to the Other Offer, other than the Other Minimum Condition and the conditions relating to the Rights Agreement, Article XI of the Paramount Certificate of Incorporation, Section 203 of the General Corporation Law of Delaware ("Delaware Law") and judicial or governmental injunction, have been waived. Viacom will be subject to the obligations contained in the preceding sentence for so long as the Other Offeror remains subject to the obligations of an agreement (the "Other Exemption Agreement"), containing terms for the benefit of Paramount substantially similar to the form of exemption agreement attached as an exhibit to the Viacom Merger Agreement (the "Viacom Exemption Agreement"); provided, however, that Viacom will not be subject to such obligations in the event that the Other Offeror has not performed or complied in all material respects with the Other Exemption Agreement.

          The Viacom Merger Agreement permits Viacom to terminate the Revised Viacom Offer at any time, subject to its continuing obligations to consummate the Revised Viacom Merger, provided that prior to such termination, Viacom shall have determined in good faith that either (i) terminating the Revised Viacom Offer will facilitate the earlier consummation of the Revised Viacom Merger or (ii) the conditions to the Revised Viacom Offer (other than the Minimum Condition and the Rights Condition) are unlikely to be satisfied. Notwithstanding the foregoing, pursuant to the Viacom Merger Agreement, Viacom has agreed that, without the written consent of the Company, Viacom may not terminate the Revised Viacom Offer, unless otherwise required to terminate the Revised Viacom Offer as described in the preceding paragraph, at any time that all conditions to the Revised Viacom Offer have been satisfied or there exists no material risk that the conditions will not be satisfied by the expiration of the Revised Viacom Offer.

          Extension of Expiration Date. Pursuant to the Viacom Merger Agreement, Viacom has agreed that, without the written consent of the Company, it may not extend the Expiration Date, at any time that all conditions to the Revised Viacom Offer have been satisfied or there exists no material risk that the conditions will not be satisfied by such Expiration Date, except for (i) extensions necessitated by the failure to satisfy a condition at the Expiration Date, (ii) extensions required by federal securities law and
     (iii) extensions pursuant to certain provisions of the Viacom Merger Agreement.

          No extension of the Expiration Date permitted pursuant to the Viacom Merger Agreement will be for a period of less than three business days, and the Expiration Date will not be extended for any reason beyond 12:00 midnight on February 14, 1994, subject to certain provisions of the Viacom Merger Agreement, or as required by federal securities law to the extent that the extension arises due to an event other than a change in the terms of the Revised Viacom Offer (the "Final Expiration Date"). Viacom has agreed that it will not increase the price per Share payable in the Revised Viacom Offer or otherwise amend the Revised Viacom Offer primarily to extend the Other Expiration Date.

          Pursuant to the Viacom Merger Agreement, in order to cause the Revised Viacom Offer and the Other Offer to remain on the same time schedule, Viacom has agreed that (i) if the Other Offeror remains subject to the Other Exemption Agreement and extends the Other Expiration Date in accordance with the Other Exemption Agreement, then Viacom will extend the Expiration Date to coincide with the Other Expiration Date, or (ii) if a number of shares that would satisfy the Minimum Condition or the minimum condition of the Other Offer (the "Other Minimum Condition") (which under no circumstances may be less than 50.1% of the outstanding Shares) has not been tendered pursuant to either the Revised Viacom Offer or the Other Offer at the expiration date of such offers (or a number of Shares that would satisfy the Minimum Condition and the Other Minimum Condition has been tendered pursuant to both the Revised Viacom Offer and the Other Offer prior to the expiration date of such offers), then Viacom will extend the Expiration Date for a period of not less than 10 business days. Viacom will be subject to the obligations contained in the preceding sentence for so long as the Other Offeror remains subject to the obligations of the Other Exemption Agreement; provided, however, that Viacom will not be subject to such obligations in the event that the Other Offeror has not performed or complied in all material respects with the Other Exemption Agreement.


          Receipt of Common Stock by Viacom. In the event that a number of Shares that would satisfy the Minimum Condition has been tendered in the Revised Viacom Offer at the Expiration Date (provided that the Other Offeror does not also receive a number of Shares that would satisfy the Other Minimum Condition) and, as of such Expiration Date, Viacom has waived all conditions to the Revised Viacom Offer (other than the Minimum Condition and the conditions relating to the Rights Agreement, Article XI of the Paramount Certificate of Incorporation, Section 203 of Delaware Law and judicial or governmental injunction), then Viacom has agreed to extend the Expiration Date to a date 10 business days from the then scheduled Expiration Date (or for a period of 5 business days in the event that the Other Offer has been terminated prior to the foregoing Expiration Date).

       Agreements of Viacom and the Company

          Stockholders' Meetings. Pursuant to the Viacom Merger Agreement, the Company will call and hold a meeting of its stockholders (the "Company Stockholders' Meeting") and Viacom will call and hold a meeting of the holders of the Viacom Class A common stock, par value $0.01 per share (the "Viacom Stockholders' Meeting" and, together with the Company Stockholders' Meeting, the "Stockholders' Meetings"), as promptly as practicable after the Registration Statement (defined below) becomes effective, for the purpose of considering and taking action on the Viacom Merger Agreement, the transactions contemplated thereby and the other matters contemplated thereunder (to the extent not previously approved by such stockholders); provided, that neither Viacom nor the Company is required to call or hold a Stockholders' Meeting while the Revised Viacom Offer remains outstanding. Pursuant to the Viacom Merger Agreement, Paramount has represented that the affirmative vote of holders of a majority of the outstanding Shares is required to approve the Merger. Viacom has agreed to cause all Shares owned by it and its subsidiaries to be voted in favor of approval of the Viacom Merger Agreement and the transactions contemplated thereby. If Viacom acquires at least a majority of the outstanding Shares in the Revised Viacom Offer, Viacom will have sufficient voting power to obtain such approval, even if no other stockholder of the Company votes in favor of the Revised Viacom Merger.

          Pursuant to the Viacom Merger Agreement, Viacom has represented that the affirmative vote of holders of a majority of the outstanding shares of Viacom Class A Common Stock, par value $0.01 per share ("Viacom Class A Common Stock"), is necessary to approve: (i) the Viacom Merger Agreement and the Revised Viacom Merger and (ii) to the extent necessary, the amendment to Viacom's Certificate of Incorporation to increase (x) the shares of authorized Viacom Class B Common Stock to a number not less than the number sufficient to consummate the transactions contemplated under the Viacom Merger Agreement and (y) the size of the Viacom Board to a number not less than 13.

          Proxy Statement/Registration Statement. The Viacom Merger Agreement provides that the Company and Viacom will, as soon as practicable following the execution of the Viacom Merger Agreement, prepare and file with the SEC an amendment to the joint proxy statement previously filed with the SEC relating to the Stockholders' Meetings (the "Proxy Statement"), and, as promptly as practicable following consummation of the Revised Viacom Offer, Viacom shall prepare and file with the SEC a registration statement on Form S-4 (together with any amendments thereto, the "Registration Statement") in which the Proxy Statement will be included as a prospectus, in connection with the registration under the Securities Act of 1933, as amended (the "Securities Act"), of the shares of Viacom Class B Common Stock and Viacom Merger Preferred Stock, the CVRs and the Viacom Warrants to be issued to Paramount's stockholders in the Revised Viacom Merger, the Viacom Class B Common Stock into which such Viacom Merger Preferred Stock is convertible, the Viacom Class B Common Stock issuable upon the exercise of the Viacom Warrants and the Debentures for which the Viacom Merger Preferred Stock is exchangeable. Each of the Company and Viacom has agreed to use all reasonable efforts to cause the Registration Statement to become effective as promptly as practicable, and to mail the Proxy Statement to its stockholders as promptly thereafter as practicable; provided, that no such mailing is required while the Revised Viacom Offer remains outstanding. The Company and Viacom have agreed that, subject to the respective fiduciary duties of the Paramount Board and the Viacom Board under applicable law as advised by counsel, the Proxy Statement will include the recommendation of the Paramount Board and the Viacom Board in favor of the Revised Viacom Merger, and each of the Company and Viacom will use its reasonable best efforts to take all action necessary to secure the vote of stockholders for approval of the Revised Viacom Merger.


          Conduct of Business. Each of the Company and Viacom has agreed that prior to the Effective Time, unless otherwise consented to by the other party, and, except in the case of Viacom, for actions taken by Viacom in order to consummate (x) the acquisition of Blockbuster and (y) the transactions contemplated by the Subscription Agreement, dated as of January 7, 1994, between Blockbuster and Viacom (the "Blockbuster Subscription Agreement"), the businesses of
                                       7
     each of the Company and Viacom and their respective subsidiaries will in all material respects be conducted in, and each of the Company and Viacom and their respective subsidiaries will not take any material action except in, the ordinary course of business, consistent with past practice. In addition, each of the Company and Viacom will use its reasonable best efforts to preserve substantially intact its business organization, to keep available the services of its and its subsidiaries' current officers, employees and consultants and to preserve its and its subsidiaries' relationships with customers, suppliers and other persons with which it or any of its subsidiaries has significant business relations. By way of amplification and not limitation, Viacom and the Company have agreed that, except as contemplated by the Viacom Merger Agreement, including certain schedules attached thereto, and for any actions taken by Viacom in order to consummate the acquisition of Blockbuster or in order to consummate the transactions contemplated by the Blockbuster Subscription Agreement, neither Viacom nor the Company nor any of their respective subsidiaries will, prior to the Effective Time, directly or indirectly do, or propose or agree to do, any of the following without the prior written consent of the other (provided that the following restrictions do not apply to any subsidiaries which the Company or Viacom, as the case may be, do not control): (i) amend the Certificate of Incorporation or By-Laws of Viacom or the Company (except, with respect to Viacom, the amendments to its Certificate of Incorporation contemplated by the Viacom Merger Agreement and the filing of the Certificate of Designation for the Viacom Merger Preferred Stock); (ii) issue, sell, pledge, dispose of, grant, encumber or authorize the issuance, sale, pledge, disposition, grant or encumbrance of (a) any shares of capital stock of any class of it or any of its subsidiaries, or any options (other than the grant of options in the ordinary course of business consistent with past practice to employees who are not executive officers of the Company or Viacom), warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of it or any of its subsidiaries (other than the issuance of shares of capital stock in connection with any dividend reinvestment plan or by any Company benefit plan with an employee stock fund or employee stock ownership plan feature, consistent with applicable securities laws or the exercise of options, warrants or other similar rights, or conversion of convertible preferred stock, outstanding as of the date of the Viacom Merger Agreement and in accordance with the terms of such options, warrants or rights in effect on the date of the Viacom Merger Agreement or otherwise permitted to be granted pursuant to the Viacom Merger Agreement) or (b) any assets of it or any of its subsidiaries, except for sales in the ordinary course of business or which, individually, do not exceed $10.0 million or which, in the aggregate, do not exceed $25.0 million; (iii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except (a) in the case of Viacom, with respect to its Series A and Series B Preferred Stock, and in the case of the Company, regular quarterly dividends in amounts not in excess of $.20 per Share per quarter and payable consistent with past practice; provided, that prior to the declaration of any such dividend, the Company shall consult with Viacom as to the timing and advisability of declaring any such dividend, and (b) dividends declared and paid by a subsidiary of either the Company or Viacom, each such dividend to be declared and paid in the ordinary course of business consistent with past practice; (iv) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock other than acquisitions by a dividend reinvestment plan or by any Company benefit plan with an employee stock fund or employee stock ownership plan feature, consistent with applicable securities laws; (v) (a) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets) any corporation, partnership, other business organization or any division thereof or any assets, except for such acquisitions which, individually, do not exceed $10.0 million or which, in the aggregate, do not exceed $25.0 million; (b) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans or advances, except (1) for any such indebtedness incurred by Viacom in connection with the Revised Viacom Merger or the

     Revised Viacom Offer, (2) the refinancing of existing indebtedness, (3) borrowings under commercial paper programs in the ordinary course of business, (4) borrowings under existing bank lines of credit in the ordinary course of business, or (5) which, in the aggregate, do not exceed $25.0 million; or (c) enter into or amend any contract, agreement, commitment or arrangement with respect to any matter described in this clause (v); (vi) increase the compensation payable or to become payable to its executive officers or employees, except for increases in the ordinary course of business in accordance with past practices, or grant any severance or termination pay to, or enter into any employment or severance agreement with any director or executive officer of it or any of its subsidiaries, or establish, adopt, enter into or amend in any material respect or take action to accelerate any rights or benefits under any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, executive officer or employee; or (vii) take any action, other than reasonable and usual actions in the ordinary course of business and consistent with past practice, with respect to accounting policies or procedures.

          Directors' and Officers' Indemnification/Insurance. Viacom and the Company have agreed in the Viacom Merger Agreement that the Certificate of Incorporation and By-Laws of the Surviving Corporation will contain the provisions with respect to indemnification set forth in the Certificate of Incorporation and By-Laws of Viacom on the date of the Viacom Merger Agreement, which provisions will not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at any time prior to the Effective Time were directors or officers of the Company in respect of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by the Viacom Merger Agreement), unless such modification is required by law. The parties have also agreed in the Viacom Merger Agreement that after the Effective Time, the Surviving Corporation will indemnify, defend and hold harmless the present and former officers and directors of the Company (collectively, the "Indemnified Parties") against all losses, expenses, claims, damages, liabilities or amounts that are paid in settlement of, with the approval of the Surviving Corporation (which approval shall not unreasonably be withheld), or otherwise in connection with any claim, action, suit, proceeding or investigation (a "Claim"), based in whole or in part on the fact that such person is or was a director or officer of the Company and arising out of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by the Viacom Merger Agreement), in each case to the full extent permitted under Delaware Law. Viacom and the Company have agreed in the Viacom Merger Agreement that the Surviving Corporation will advance expenses to each Indemnified Party as incurred to the fullest extent permitted by Delaware Law, provided that the recipient thereof provides the undertaking to repay such advances contemplated by Delaware Law. Viacom and the Company have also agreed in the Viacom Merger Agreement that if any such claim, action or proceeding is brought against any Indemnified Party (whether arising prior to or after the Effective Time) after the Effective Time, the Surviving Corporation will pay the reasonable fees and expenses of counsel selected by such Indemnified Party and will use its reasonable best efforts to assist in the vigorous defense of such matter.

          The Viacom Merger Agreement further provides that, with respect to matters occurring prior to the Effective Time, the Surviving Corporation will cause to be maintained for three years after the Effective Time the current policies of directors' and officers' liability insurance maintained by the Company, or may substitute therefor policies of at least the same coverage, containing terms and conditions which are no less advantageous. The Surviving Corporation will not be required to pay premiums for such insurance in excess of an amount equal to 200% of current annual premiums paid by the Company for such insurance (which premiums the Company represented and warranted to be $850,000 in the aggregate).

          Rights Agreement Amendments. Under the Viacom Merger Agreement the Company has agreed to amend the Rights Agreement so that the consummation of the Revised Viacom Offer will not cause the Rights issued thereunder to become exercisable; provided, however, that Paramount will not be required to make such amendments to the Rights Agreement if (i) Viacom has not performed or complied in all material respects with all agreements and covenants required by the Viacom Merger Agreement to be performed or complied with by it on or prior to the consummation of the Revised Viacom Offer or (ii) Paramount obtains and there is in force from the Delaware Court of Chancery an order declaring that the making of any such amendments to the Rights Agreement would be contrary to the fiduciary duties of the Paramount Board. Notwithstanding the foregoing, in no event will the Paramount Board make an amendment to the Rights Agreement in favor of the Other Offeror or any other person without making such amendments in favor of Viacom; provided that Paramount will not be obligated to make such amendments for Viacom if Viacom has become obligated to terminate the Revised Viacom Offer pursuant to the provision in the Viacom Merger Agreement described in the second sentence under "Procedures Regarding the Revised Viacom Offer--Termination of the Revised Viacom Offer" above.

          Except as contemplated by the Viacom Merger Agreement, the Paramount Board will not amend the Rights Agreement or redeem the Rights prior to the Effective Time except pursuant to the Other Exemption Agreement. As used herein, "Rights Condition" means the condition to the Revised Viacom Offer that the Paramount Board shall have amended the Rights Agreement as described in the preceding paragraph or the rights shall be otherwise inapplicable to the Revised Viacom Offer.

          Financing. Viacom has delivered to Paramount binding commitments or agreements to obtain the financing in an amount sufficient, together with the Viacom Class B Common Stock, the Viacom Merger Preferred Stock, the CVRs and the Viacom Warrants, to acquire all the Shares in the Revised Viacom Offer and the Revised Viacom Merger and to pay all related contemplated fees and expenses. Viacom has represented to Paramount that it does not know of any fact or circumstance that is reasonably likely to result in Viacom's inability to receive the proceeds of such financing.

          Further Actions. The Viacom Merger Agreement provides that, subject to its terms and conditions, each of the parties thereto will (i) make promptly any filings with or applications to the Federal Communications Commission (the "FCC") with respect to the transactions contemplated by the Viacom Merger Agreement and (ii) use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Viacom Merger Agreement, including, without limitation, using its reasonable best efforts to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts with the Company and Viacom and their respective subsidiaries as are necessary for the consummation of the transactions contemplated by the Viacom Merger Agreement.

          In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of the Viacom Merger Agreement, the proper officers and directors of each party to the Viacom Merger Agreement are required to use their reasonable best efforts to take all such action.

          Board of Directors. Pursuant to the Viacom Merger Agreement, promptly following the acceptance for payment of the Shares to be purchased pursuant to the Revised Viacom Offer, Paramount will, if requested by Viacom, subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, take all actions necessary to cause a majority of directors of Paramount to be designated by Viacom; provided that, prior to receipt by Viacom of long-form approval by the FCC permitting Viacom to control Paramount, Paramount will take all actions necessary to elect the Viacom voting trustee to the Paramount Board.

          Following the election or appointment of Viacom's designees and prior to the Effective Time, any amendment or termination of the Viacom Merger Agreement, extension for the performance or waiver of the obligations or other acts of Viacom or waiver of Paramount's rights under the Viacom Merger Agreement, will require the concurrence of a majority of directors of Paramount then in office who were directors on the date of the Viacom Merger Agreement or who are designated by a majority of the directors of Paramount who were directors on such date.

          Transactions With Significant Stockholder. Pursuant to the Viacom Merger Agreement, until the tenth anniversary of the Effective Time, Viacom will not enter into any agreement with any stockholder (the "Significant Stockholder") who beneficially owns more than 35% of the then outstanding securities entitled to vote at a meeting of the stockholders of Viacom that would constitute a Rule 13e-3 transaction under the Exchange Act
     (any such transaction being a "Going Private Transaction"), unless Viacom provides in any agreement pursuant to which such Going Private Transaction will be effected that, as a condition to the consummation of such Going Private Transaction, (i) the holders of a majority of the shares of each class of common stock subject to such Going Private Transaction and not beneficially owned by the Significant Stockholder will have voted in favor of the Going Private Transaction at the meeting of stockholders called to vote on such transaction and (ii) a special committee (the "Special Committee") of the Viacom Board comprised solely of the independent directors of Viacom will have (a) approved the terms and conditions of the Going Private Transaction and recommended that the stockholders vote in favor of such transaction and (b) received from its financial advisor a written opinion that the consideration to be received by the stockholders (other than the Significant Stockholder) in the Going Private Transaction is fair to them from a financial point of view. These restrictions will not apply to a Significant Stockholder if there exists at the same time another stockholder who beneficially holds a greater percentage of outstanding Viacom voting securities.

          Blockbuster Merger Agreement and Blockbuster Subscription
     Agreement. Pursuant to the Viacom Merger Agreement, Viacom has agreed that, from and after the date of the Viacom Merger Agreement, the terms of the Agreement and Plan of Merger, dated as of January 7, 1994, between Blockbuster and Viacom (the "Blockbuster Merger Agreement") and the Blockbuster Subscription Agreement will not, without the consent of Paramount, be amended or waived in any manner that would have a material adverse effect on the value of the aggregate consideration to be received by the Paramount stockholders pursuant to the terms of the Revised Viacom Offer and the Revised Viacom Merger.

          Other Agreements of Viacom and the Company. The Viacom Merger Agreement also contains provisions with respect to: (i) the qualification of a merger of the Company with and into Viacom or a subsidiary of Viacom as a reorganization under Section 368(a) of the federal tax code; (ii) the parties' obligations with respect to the Company's stock options and employee benefit plans; (iii) the avoidance of defaults and other occurrences under Company debt instruments; (iv) the coordination of public announcements; (v) the listing of shares of Viacom Class B Common Stock, Viacom Merger Preferred Stock, the CVRs and the Viacom Warrants on the AMEX; (vi) the treatment of securities held by affiliates; (vii) conveyance taxes; (viii) the assumption of debt and leases; and (ix) certain state and local taxes.

       Representations and Warranties

          The Viacom Merger Agreement contains various customary representations and warranties of the parties thereto including representations by each of the Company and Viacom regarding its capitalization, the absence of certain changes or events concerning their respective businesses, compliance with law, litigation, employee benefit plans, trademarks, patents and copyrights, taxes and other matters. Pursuant to the Viacom Merger Agreement, Paramount has also represented to Viacom that Paramount has taken all necessary action so that the restrictions on business combinations contained in Section 203 of Delaware Law and Article XI of Paramount's Certificate of Incorporation will not apply with respect to or as a result of the transactions contemplated by the Viacom Merger Agreement. The Viacom Merger Agreement also contains a representation made by Viacom that, since September 12, 1993, neither Viacom nor, to Viacom's knowledge, its affiliates have purchased or sold certain securities of Viacom and Viacom is without knowledge of any such trading.

          Pursuant to the Viacom Merger Agreement, certain representations and warranties made by Paramount will be deemed to be made on September 12, 1993 and not made on the date of the Viacom Merger Agreement. Such representations and warranties do not include, among others, those which address matters as of a particular date and those with respect to actions to make inapplicable certain restrictions on business combinations contained in Section 203 of Delaware Law and Article XI of Paramount's Certificate of Incorporation and with respect to amending the Rights Agreement to permit consummation of the Revised Viacom Offer.

          Pursuant to the Viacom Merger Agreement, Viacom has confirmed that certain representations and warranties of Blockbuster with respect to SEC filings, Blockbuster's financial statements, the absence of certain changes or events and the absence of litigation contained in the Blockbuster Merger Agreement will be true and correct as of the date of the Viacom Merger Agreement and as of the date of the consummation of the Revised Viacom Offer, except as would not have a material adverse effect on the financial condition of Paramount, Viacom and Blockbuster and their subsidiaries taken as a whole.

       Conditions to the Revised Viacom Merger

          The obligations of Viacom and the Company to consummate the Revised Viacom Merger and the other transactions contemplated by the Viacom Merger Agreement, whether or not the Revised Viacom Offer has been previously consummated, are subject to the satisfaction or, where legally permissible, waiver of various conditions, including (i) the effectiveness of the Registration Statement and the absence of any stop order suspending the effectiveness thereof and any proceedings for that purpose initiated by the Commission; (ii) the approval of the Viacom Merger Agreement by the requisite number of votes of holders of Shares and the approval of the Revised Viacom Merger and the Viacom Merger Agreement and the other matters thereunder requiring stockholder approval (to the extent not previously approved) by the requisite number of votes of holders of Viacom Class A Common Stock, as described above; (iii) no governmental entity having enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which materially restricts, prevents or prohibits consummation of the Revised Viacom Merger or any transaction contemplated by the Viacom Merger Agreement; provided, however, that the parties have agreed to use their reasonable best efforts to cause any such decree, judgment, injunction or other order to be vacated or lifted; and (iv) the shares of Viacom Class B Common Stock and Viacom Merger Preferred Stock, the CVRs and the Viacom Warrants issuable to stockholders of the Company in accordance with the terms of the Viacom Merger Agreement being authorized for listing on the AMEX upon official notice of issuance.

          The obligations of Viacom to effect the Revised Viacom Alternative Merger are also subject to the following conditions: (i) each of the representations and warranties of the Company contained in the Viacom Merger Agreement being true and correct as of the Effective Time as though made on and as of the Effective Time, except (a) for changes specifically permitted by the Viacom Merger Agreement and (b) that those representations and warranties which address matters only as of a particular date are required to remain true and correct as of such date, except in any case for such failures to be true and correct which would not, individually or in the aggregate, have a material adverse effect on the Company; (ii) the Company having performed or complied in all material respects with all agreements and covenants required by the Viacom Merger Agreement to be performed or complied with by it on or prior to the Effective Time; and (iii) since the date of the Viacom Merger Agreement, there being no change, occurrence or circumstance in the business, results of operations or financial condition of the Company or any of its subsidiaries having or reasonably likely to have, individually or in the aggregate, a material adverse effect on the business, results of operations or financial condition of the Company and its subsidiaries, taken as a whole.

          The obligations of the Company to effect the Revised Viacom Merger and the other transactions contemplated by the Viacom Merger Agreement, whether or not the Revised Viacom Offer has been previously consummated, are also subject to the following conditions: (i) each of the representations and warranties of Viacom contained in the Viacom Merger Agreement being true and correct as of the Effective Time, as though made on and as of the Effective Time, except (a) for changes specifically permitted by the Viacom Merger Agreement and (b) that those representations and warranties which address matters only as of a particular date are required to remain true and correct as of such date, except in any case for such failures to be true and correct which would not, individually or in the aggregate, have a material adverse effect on Viacom; (ii) Viacom having performed or complied in all material respects with all agreements and covenants required by the Viacom Merger Agreement to be performed or complied with by it on or prior to the Effective Time; (iii) since the date of the Viacom Merger Agreement, there being no change, occurrence or circumstance in the business, results of operations or financial condition of Viacom or any of its subsidiaries having or reasonably likely to have, individually or in the aggregate, a material adverse effect on the business, results of operations or financial condition of Viacom and its subsidiaries, taken as a whole; and (iv) Viacom having filed with the Secretary of State of the State of Delaware a certificate of amendment to Viacom's Certificate of Incorporation pursuant to which the amendments required by the Viacom Merger Agreement became effective.

      Termination

          The Viacom Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after the stockholders of the Company have approved the Viacom Merger Agreement and the Revised Viacom Merger or the stockholders of Viacom have approved the issuance of the shares of Viacom Class B Common Stock pursuant to the Viacom Merger Agreement, (a) by mutual consent of the Company and Viacom; (b) by Viacom, prior to consummation of the Revised Viacom Offer, or the Company, upon a breach by the other party of any of its representations, warranties, covenants or agreements set forth in the Viacom Merger Agreement, or if any representation or warranty of the other party shall have become untrue, in either case such that the conditions relating to such other party's representations, warranties, agreements or covenants would be incapable of being satisfied by July 31, 1994 (provided that in any case, a wilful breach will be deemed to cause such conditions to be incapable of being satisfied); (c) by either Viacom or the Company, if any permanent injunction or action by any governmental entity preventing the consummation of the Revised Viacom Merger shall have become final and nonappealable; (d) by either Viacom or the Company, if the Revised Viacom Merger shall not have been consummated before July 31, 1994; provided, however, that the Viacom Merger Agreement may be extended by written notice of either Viacom or the Company to a date not later than September 30, 1994, if the Revised Viacom Merger shall not have been consummated as a direct result of Viacom or the Company having failed by July 31, 1994 to receive all required regulatory approvals or consents with respect to the Revised Viacom Merger;
     (e) by either Viacom or the

     Company, if the Viacom Merger Agreement and the Revised Viacom Merger fail to receive the requisite vote for approval and adoption by the stockholders of the Company or Viacom at the Stockholders' Meetings.

          Viacom may also terminate the Viacom Merger Agreement if (i) the Paramount Board withdraws, modifies or changes its recommendation of the Viacom Merger Agreement, the Revised Viacom Merger or the Revised Viacom Offer in a manner adverse to Viacom or has resolved to do so; provided, that a statement by the Paramount Board that it is neutral or unable to take a position with respect to the Revised Viacom Offer after the commencement or amendment of a tender offer by a third party will not be deemed to constitute a withdrawal, modification or change of its recommendation of the Viacom Merger Agreement if the Solicitation/Recommendation Statement on Schedule 14D-9 relating to such third party tender offer recommends rejection of such tender offer and the Paramount Board reconfirms its recommendation of the Revised Viacom Offer;
     (ii) the Paramount Board has recommended to the stockholders of the Company a Competing Transaction (as defined below); (iii) Viacom has not consummated the Revised Viacom Offer and a tender offer or exchange offer for 30% or more of the outstanding shares of capital stock of the Company is commenced, and the Paramount Board recommends that the stockholders of the Company tender their shares in such tender or exchange offer; or (iv) Viacom has not consummated the Revised Viacom Offer and any person has acquired beneficial ownership or the right to acquire beneficial ownership or any "group" (as such term is defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) shall have been formed which beneficially owns, or has the right to acquire "beneficial ownership" (as defined in the Company's shareholder rights agreement) of, more than 30% of the then outstanding shares of capital stock of the Company.

          The Company may also terminate the Viacom Merger Agreement if (a) the Paramount Board (i) fails to make or withdraws or modifies its recommendation of the Revised Viacom Offer or the Revised Viacom Merger if there exists at such time a tender offer or exchange offer or a proposal by a third party to acquire the Company pursuant to a merger, consolidation, share exchange, business combination, tender or exchange offer or other similar transaction or (ii) recommends to the Company's stockholders approval or acceptance of any of the foregoing, in each case only if the Paramount Board, after consultation with and based upon the advice of legal counsel, determines that such action is necessary for the Paramount Board to comply with its fiduciary duties to stockholders under applicable law; and (b) if due to an occurrence or circumstance that would result in a failure to satisfy any of the conditions set forth in Annex A to the Viacom Merger Agreement or otherwise, (i) the Revised Viacom Offer expires without the purchase of Shares thereunder or Viacom is obligated under the terms of the Viacom Merger Agreement to terminate the Revised Viacom Offer as a result of the circumstances described in the second sentence under "Procedures Regarding the Revised Viacom Offer--Termination of the Revised Viacom Offer" above, or (ii) Viacom fails to accept for payment Shares pursuant to the Revised Viacom Offer prior to 9:00 a.m. on the first business day following the Final Expiration Date, unless such failure is caused by or results from the failure of Paramount to perform its obligations under the Viacom Merger Agreement or results from the termination of the Revised Viacom Offer by Viacom under certain limited circumstances.

          "Competing Transaction" means any of the following involving the Company or any of its subsidiaries: (i) any merger, consolidation, share exchange, business combination, or other similar transaction; (ii) any disposition of 30% or more of the assets of the Company and its subsidiaries, taken as a whole, in a single transaction or series of transactions; (iii) any tender offer or exchange offer for 30% or more of the outstanding shares of capital stock of the Company or the filing of a registration statement under the Securities Act in connection therewith;
     (iv) any person having acquired beneficial ownership or the right to acquire beneficial ownership of, or any "group" (as such term is defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) having been formed which beneficially owns or has the right to acquire beneficial ownership of, 30% or more of the then outstanding shares of capital stock of the Company; or (v) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

          In the event of termination of the Viacom Merger Agreement by either Viacom or the Company, the Viacom Merger Agreement will become void and there will generally be no liability or obligation on the part of Viacom or the Company, except with respect to a wilful breach of the Viacom Merger Agreement, the confidential treatment of non-public information and a limited number of other provisions. Notwithstanding the foregoing, if Viacom or Paramount has terminated the Viacom Merger Agreement pursuant to its terms, and if Viacom continues the Revised Viacom Offer, the Viacom Exemption Agreement, attached as an exhibit to the Viacom Merger Agreement, will become effective.

      Amendment

          Subject to applicable law, the Viacom Merger Agreement may be amended by action taken by or on behalf of the respective Boards of Directors of Viacom or the Company at any time prior to the Effective Time. After approval of the Revised Viacom Merger by the stockholders of the Company or Viacom, no amendment which under applicable law may not be made without the approval of the stockholders of the Company or Viacom, may be made without such approval.

      Waiver

          At any time prior to the Effective Time, either party to the Viacom Merger Agreement may (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained in the Viacom Merger Agreement or in any document delivered pursuant to the Viacom Merger Agreement and (iii) waive compliance by the other party with any of the agreements or conditions contained in the Viacom Merger Agreement.

          Each of Paramount and Viacom agree that nothing contained in the Viacom Merger Agreement will constitute a waiver of any rights, claims or defenses of Viacom or Paramount created by or arising under the Amended and Restated Agreement and Plan of Merger, dated as of October 24, 1993, between Paramount and Viacom, as subsequently amended, or the Stock Option Agreement, dated as of September 12, 1993, between Paramount and Viacom, as subsequently amended, all of which rights, claims and defenses are expressly reserved.

       Fees and Expenses

          All costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred by the Company and Viacom in connection with the Viacom Merger Agreement will be borne solely and entirely by the party which incurred such costs and expenses; provided, however, that all costs and expenses related to printing, filing and mailing the Registration Statement and the Proxy Statement and all related filing fees will be borne equally by the Company and Viacom.

       Specific Performance

          Pursuant to the Viacom Merger Agreement, the Company and Viacom have agreed that irreparable damage would occur in the event any provision of the Viacom Merger Agreement was not performed in accordance with its terms and that the parties will be entitled to specific performance of the terms of the Viacom Merger Agreement.

       Governing Law

          Except to the extent that Delaware Law is mandatorily applicable to the Revised Viacom Merger and the rights of stockholders of Paramount and Viacom, the Viacom Merger Agreement provides that it will be governed by the laws of the State of New York.

       Definitions and Time Periods

          For purposes of the Viacom Merger Agreement, (i) "business day" has the meaning set forth in Rule 14d-1(c)(6) as promulgated under the Exchange Act and (ii) "fully diluted basis" means giving effect to the Shares then outstanding plus other Shares issuable upon the exercise of the then exercisable options.

          For purposes of computing any time period under the Viacom Merger Agreement, the computation will be governed by Rule 14d-1(c)(6) as promulgated under the Exchange Act.

                            VIACOM VOTING AGREEMENT

          In connection with the Viacom Merger Agreement, Paramount and Amusements executed a voting agreement (the "Viacom Voting Agreement"), a copy of which is filed as Exhibit No. 81 to the Schedule 14D-9 and is incorporated herein by reference. Pursuant to the Viacom Voting Agreement, Amusements has agreed to vote all shares of Viacom Class A Common Stock held by it (i) in favor of the Viacom Merger (as defined in the Viacom Merger Agreement), the Viacom Merger Agreement (as amended from time to time) and the transactions contemplated by the Viacom Merger Agreement, including, but not limited to, the amendments to the Certificate of Incorporation of Viacom contemplated thereby, and (ii) against any proposal for any recapitalization, merger, sale of assets or other business combination between Viacom and any person or entity (other than the Viacom Merger and any merger of Blockbuster with Viacom) or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Viacom under the Viacom Merger Agreement or which could result in any of the conditions to Viacom's obligations under the Viacom Merger Agreement not being fulfilled.

                           RIGHTS AGREEMENT AMENDMENT

          In connection with the Viacom Merger Agreement, Paramount executed Amendment No. 6 to the Rights Agreement ("Rights Amendment No. 6"). Rights Amendment No. 6 provides that, among other things, Viacom will not become an "Acquiring Person" and that no "Triggering Event", "Stock Acquisition Date" or "Distribution Date" (as such terms are defined in the Rights Agreement) will occur as a result of: (a) the approval, execution or delivery of the Viacom Merger Agreement or (b) the consummation of the Viacom Merger (as defined in the Viacom Merger Agreement), provided that no shares of capital stock are acquired pursuant to the Revised Viacom Offer. Although the Rights Agreement does not presently permit the consummation of the Revised Viacom Offer, Paramount has, pursuant to the Viacom Merger Agreement, agreed to amend the Rights Agreement to permit such consummation subject to certain conditions and exceptions as described above under "Agreements of Viacom and the Company--Rights Agreement Amendments".

                           VIACOM EXEMPTION AGREEMENT

          Concurrently with the execution of the Viacom Merger Agreement, the Viacom Exemption Agreement terminated by its terms. The Viacom Exemption Agreement will again become effective if the Viacom Merger Agreement is terminated in accordance with its terms and Viacom continues the Revised Viacom Offer.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     The responses to Items 4(a) and 4(b) are hereby supplemented and amended as follows:

          (a) At a meeting of the Paramount Board held on January 21, 1994, the Paramount Board reviewed and considered the terms of Viacom's revised acquisition proposal (which proposal set forth the terms of the Revised Viacom Offer and the Revised Viacom Second-Step Merger) submitted pursuant to the Bidding Procedures established by the Paramount Board and its representatives. The Paramount Board unanimously (i) approved the terms of the Viacom Merger Agreement and the Viacom Voting Agreement and authorized the execution and delivery thereof, (ii) determined that the Revised Viacom Offer and the Revised Viacom Second-Step Merger, taken together, are fair to and in the best interests of Paramount's stockholders, (iii) recommended approval and adoption of the Viacom Merger Agreement by Paramount's stockholders and (iv) recommended that holders of Shares tender such Shares pursuant to the Revised Viacom Offer.

          The Paramount Board also unanimously (i) recommended that stockholders reject the Current QVC Offer and not tender any of their Shares pursuant to the Current QVC Offer and (ii) authorized the termination of the QVC Merger Agreement.

          Paramount's press release and letter to stockholders with respect to the Paramount Board's positions are filed as Exhibit Nos. 82 and 83, respectively, to the Schedule 14D-9 and are incorporated herein by reference.

          (b) At its January 21 meeting, the Paramount Board reviewed and considered presentations from the Paramount Board's legal and financial advisors with respect to the Revised Viacom Offer and Revised Viacom Second-Step Merger, as well as the Current QVC Offer and Current QVC Second-Step Merger.

          In making the determinations and recommendations set forth in paragraph (a) above, the Paramount Board gave consideration to a number of factors, including, without limitation, the following:

             (i) The presentation by Lazard to the Paramount Board and its written opinion dated January 21, 1994 stating that as of such date (A) the aggregate consideration payable to Paramount stockholders in the Revised Viacom Offer and the Revised Viacom Second-Step Merger, taken together (the "Viacom Transaction Consideration"), is fair to Paramount stockholders from a financial point of view, (B) the aggregate consideration payable to Paramount stockholders in the Current QVC Offer and the Current QVC Second-Step Merger, taken together (the "QVC Transaction Consideration"), is fair to Paramount stockholders from a financial point of view and (C) the Viacom Transaction Consideration is marginally superior to the QVC Transaction Consideration from a financial point of view. A copy of Lazard's opinion, which includes the matters considered, the assumptions made and the limits of review, is attached hereto as Annex A, is filed as Exhibit No. 84 to the Schedule 14D-9 and is incorporated herein by reference. The discussion herein of Lazard's opinion is qualified in its entirety by reference to the full text of such opinion. Stockholders are urged to read such opinion in its entirety.


             (ii) The Paramount Board's determination, taking into account Lazard's presentation and written opinion, that the Revised Viacom Offer and the Revised Viacom Second-Step Merger, taken together, represents the best value available under the circumstances to Paramount stockholders. This determination was also based upon the Paramount Board's view that the Viacom Transaction Consideration has a more certain value than the QVC Transaction Consideration because (A) the Viacom Transaction Consideration contains a larger
                                       17
        percentage of cash and securities readily susceptible to valuation than the QVC Transaction Consideration and (B) the CVR's to be issued in the Revised Viacom Second-Step Merger will afford a degree of value assurance protection to Paramount stockholders with respect to the Viacom Class B Common Stock to be issued in the Revised Viacom Second-Step Merger.

             (iii) The terms and provisions of the Viacom Merger Agreement, including the following:

                (A) The Bidding Procedures incorporated in the Viacom Merger Agreement (and in the QVC Exemption Agreement) that enable the Paramount Board and Paramount stockholders to consider any better offers for Paramount that may develop for a reasonable period following execution of the Viacom Merger Agreement. These procedures are designed to remove the coercive element from any offer by QVC or Viacom and to provide stockholders with a meaningful choice between a tender offer from QVC or Viacom.

                (B) Paramount's right to terminate the Viacom Merger Agreement in order to accept a transaction that offers better value.

                (C) The absence of any stock option, asset lock-up, termination fee, expense reimbursements or other provisions that could deter a higher offer for Paramount.

             (iv) The conditions to the Revised Viacom Offer and the Paramount Board's determination that all such conditions have been satisfied or can reasonably be expected to be satisfied by the expiration date of the Revised Viacom Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     The response to Item 6(b) is hereby amended and restated to read in its entirety as follows:

          (b) To the best knowledge of Paramount, (i) none of its executive officers, directors, affiliates and subsidiaries has determined whether such person presently intends to tender Shares to Viacom pursuant to the Revised Viacom Offer, and (ii) none of its executive officers, directors, affiliates or subsidiaries has determined whether such person presently intends to sell any Shares which are owned beneficially or held of record by such person; provided that executive officers obtaining Shares upon the exercise subsequent to the commencement of the original QVC Offer or the original Viacom Offer of stock options presently intend to sell Shares issued upon exercise of such options in the open market. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director, affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to instructions from a third party with respect to such tender.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     The responses to Items 7(a) and 7(b) are hereby supplemented and amended as follows:

          (a) After receipt of the Revised Viacom Offer and prior to terminating the QVC Merger Agreement and entering into the Viacom Merger Agreement, Paramount's financial and legal advisors held discussions with each of QVC and Viacom.

          Except as described above or in Items 3(b) or 4, Paramount does not presently intend to undertake any negotiation in response to the Revised Viacom Offer which relates to or would result in: (i) an extraordinary transaction, such as a merger or reorganization, involving Paramount or any subsidiary of Paramount; (ii) a purchase, sale or transfer of a material amount of assets by Paramount or any subsidiary of Paramount; (iii) a tender offer or other acquisition of securities by

     Paramount; or (iv) any material change in the present capitalization or dividend policy of Paramount.

          (b) On January 21, 1994, Paramount terminated the QVC Merger Agreement pursuant to a notice of termination, a copy of which is filed as Exhibit No. 85 to the Schedule 14D-9 and is incorporated herein by reference.

          In addition, pursuant to the terms of the QVC Merger Agreement, the QVC Exemption Agreement became effective on January 21, 1994. The QVC Exemption Agreement is filed as Exhibit No. 86 to the Schedule 14D-9 and is incorporated herein by reference. The QVC Exemption Agreement, by providing for the amendment of the Rights Agreement and the taking of appropriate action so that restrictions on business combinations contained in Article XI of the Paramount Certificate of Incorporation and Section 203 of Delaware Law shall not apply to the consummation of the Current QVC Offer, will allow Paramount stockholders, if they so choose, to have their Shares accepted for payment pursuant to the Current QVC Offer if the minimum condition with respect to the Current QVC Offer, among other conditions, is satisfied.

          The following is a summary of certain provisions of the QVC Exemption Agreement. The form of merger agreement to be annexed to the QVC Exemption Agreement will be substantially similar in form and substance to the original QVC Merger Agreement. The following summary is qualified in its entirety by reference to the QVC Exemption Agreement. Terms defined in this
     Item 3(b) and also defined elsewhere in the Schedule 14D-9 shall have the meanings ascribed to such terms below for purposes of such description and the terms "business day" and "fully diluted basis", and the method of computing time periods, will be as set forth above in Item 3 in the description of the Viacom Merger Agreement.

          Agreements of Paramount. Under the terms of the QVC Exemption Agreement, Paramount has agreed that, upon delivery by QVC of the Completion Certificate (as defined below), it shall take all necessary action to amend the Rights Agreement so that the consummation of the Current QVC Offer on the terms permitted under the QVC Exemption Agreement and as contemplated by the form of merger agreement to be attached as Exhibit A to the QVC Exemption Agreement, will not cause (i) the Rights issued pursuant to the Rights Agreement to become exercisable under the Rights Agreement, (ii) QVC or any subsidiary of QVC to be deemed an "Acquiring Person" (as defined in the Rights Agreement), or (iii) the "Stock Acquisition Date" (as defined in the Rights Agreement) to occur upon such consummation; provided, however, that Paramount will not be required to make such amendments to the Rights Agreement if (A) QVC has not performed or complied in all material respects with all agreements and covenants required by the QVC Exemption Agreement to be performed or complied with by it on or prior to the consummation of the Current QVC Offer or (B) Paramount obtains and there is in force from the Delaware Court of Chancery an order declaring that the making of such amendments to the Rights Agreement would be contrary to the fiduciary duties of the Paramount Board. Notwithstanding the foregoing, in no event shall the Paramount Board make an amendment of the Rights Agreement in favor of Viacom or any other person without making such amendments in favor of QVC; provided that Paramount will not be obligated to make such amendments for QVC if QVC has become obligated to terminate the Current QVC Offer pursuant to the provisions of the QVC Exemption Agreement as set forth in "Termination of the Current QVC Offer" below.

          Paramount has agreed under the terms of the QVC Exemption Agreement that it shall take all appropriate actions so that the restrictions on business combinations contained in (i) Article XI of the Paramount Certificate of Incorporation and (ii) Section 203 of Delaware Law will not apply to the consummation of the Current QVC Offer; provided, however, that such action will not be effective if Paramount is not required to amend the Rights Agreement as contemplated in the immediately preceding paragraph.

          Agreements Regarding Terms of the Current QVC Offer. QVC has also agreed under the QVC Exemption Agreement (i) that unless it terminates the Current QVC Offer, to extend the expiration date (such expiration date as extended from time to time shall be defined herein to mean the "Expiration Date") of the Current QVC Offer until 12:00 midnight on the date to which Viacom has agreed to extend the Revised Viacom Offer pursuant to the Viacom Merger Agreement, which extension by QVC shall not be required to be more than eleven business days from the date of the Viacom Merger Agreement;
     (ii) that so long as Viacom is bound by substantially identical restrictions made for the benefit of Paramount and QVC, not to amend the Current QVC Offer in order to (A) increase by less than $60 million the aggregate cash consideration to be paid pursuant to the Current QVC Offer or (B) increase the number of Shares for which tenders are sought by less than 2% of the outstanding Shares; (iii) not to extend the Expiration Date, except for extensions pursuant to certain provisions of the QVC Exemption Agreement, and except for (x) failure to satisfy a condition at the Expiration Date or (y) any such extension required by federal securities law; (iv) that no extension of the Expiration Date permitted under the QVC Exemption Agreement shall be for a period of less than three business days; and (v) that the Expiration Date shall not be extended for any reason beyond 12:00 midnight on February 14, 1994, subject to certain provisions of the QVC Exemption Agreement or as required by federal securities law to the extent that the extension arises due to an event other than a change in the terms of the Current QVC Offer (the "Final Expiration Date"). QVC has agreed that it will not increase the per Share consideration offered in the Current QVC Offer or otherwise amend the Current QVC Offer primarily to extend the expiration date of the Revised Viacom Offer.

          QVC has agreed that, without the prior written consent of Paramount, no change in the terms of the Current QVC Offer shall be made which, (i) decreases the aggregate cash consideration payable in the Current QVC Offer or changes the form of consideration payable in the Current QVC Offer (except to the extent Viacom has made such changes or has been granted benefits by Paramount that diminish the value of Paramount to QVC), (ii) reduces the number of Shares to be purchased in the Current QVC Offer below 50.1% of the outstanding Shares on a fully diluted basis; provided, however, that the number of Shares sought in the Current QVC Offer can be decreased to not less than 50.1% of the outstanding Shares on a fully diluted basis so long as the aggregate cash consideration payable in the Current QVC Offer is not decreased or (iii) waives the Minimum Condition (as defined in the Current QVC Offer but which under no circumstances may be less than 50.1% of the outstanding Shares on a fully diluted basis). Subject to the provisions of the QVC Exemption Agreement, QVC, prior to being obligated to execute a merger agreement by the terms of the QVC Exemption Agreement, has in the QVC Exemption Agreement expressly reserved the right to terminate the Current QVC Offer pursuant to its terms or to increase the price per Share or the number of Shares for which tenders are sought in the Current QVC Offer.

          In order to cause the Current QVC Offer and the Revised Viacom Offer to remain on the same time schedule, QVC has agreed that if Viacom remains subject to the Viacom Merger Agreement or remains subject to the Viacom Exemption Agreement, in either case containing terms substantially identical to the QVC Exemption Agreement for the benefit of Paramount (the "Exemption Procedures"), and (i) extends the expiration date of the Revised Viacom Offer (such expiration date as extended from time to time, the "Other Expiration Date") in accordance with the Exemption Procedures, then the Expiration Date shall be extended (as soon as practicable, but not later than one business day following the announcement of the extension of the Other Expiration Date) by QVC to the Other Expiration Date, or (ii) if upon notification to Paramount by QVC and Viacom of the results of their respective offers (which notification will be required to be delivered by QVC and Viacom no later than promptly following the expiration of their respective offers), Paramount has notified QVC and Viacom (which notification shall be required to be delivered by Paramount promptly) that a number of Shares that would satisfy the Minimum Condition or the minimum condition defined in the Revised Viacom Offer (which under no circumstances may be less than 50.1% of the outstanding Shares on a fully diluted basis) (the "Other Minimum Condition") have not been validly tendered (and not withdrawn) pursuant to the Current QVC Offer or the Revised Viacom Offer, respectively, at the Expiration Date (or a number of Shares that would satisfy the Minimum Condition and the Other Minimum Condition have been validly tendered and not withdrawn pursuant to both the Current QVC Offer and the Revised Viacom Offer at the Expiration Date), then QVC will extend the Expiration Date for a period of 10 business days. QVC will be subject to the obligations set forth above in this paragraph and the obligations set forth in "Termination of the Current QVC Offer" for so long as QVC is subject to the Exemption Procedures; provided, however, that QVC will not be subject to such obligations in the event that Viacom has not performed or complied in all material respects with the Exemption Procedures.


          Recommendation of the Current QVC Offer. Under the terms of the QVC Exemption Agreement, if, at any time, the Paramount Board recommends acceptance of the Current QVC Offer by Paramount stockholders, or informs QVC that the Paramount Board intends to recommend acceptance of the Current QVC Offer, then QVC will promptly execute and deliver the merger agreement (the "Executed Merger Agreement") substantially in the form of the QVC Merger Agreement (with representations and warranties dated as of the date of execution of such Executed Merger Agreement, unless otherwise specified therein, and with such other changes as may be necessary to reflect the terms of the Current QVC Offer as it then exists, changes in the consideration offered under the Executed Merger Agreement and changes related thereto) as soon as practicable, but in no event more than one business day thereafter, which Executed Merger Agreement will be executed by Paramount within one business day of receipt thereof.


          Receipt of Common Stock by QVC. In the event that a number of Shares that would satisfy the Minimum Condition shall have been validly tendered and not withdrawn in the Current QVC Offer at the Expiration Date (provided that Viacom does not also receive a number of Shares that would satisfy the Other Minimum Condition in its offer) and, as of such Expiration Date, QVC has waived all conditions to the Current QVC Offer (other than the Minimum Condition and the conditions relating to the Rights Agreement, Article XI of Paramount's Certificate of Incorporation, Section 203 of Delaware Law and governmental or judicial injunction, each as set forth therein), then QVC has agreed (i) to extend the Expiration Date to a date 10 business days from the then scheduled Expiration Date, provided, that such extension shall be for a period of 5 business days in the event that the Revised Viacom Offer has been terminated prior to the foregoing Expiration Date and
     (ii) promptly to deliver the Executed Merger Agreement (with representations and warranties dated as of the date of delivery to Paramount of such Executed Merger Agreement, unless otherwise specified therein, and with such other changes as may be necessary to reflect the terms of the Current QVC Offer as it then exists, changes in the consideration offered under the Executed Merger Agreement and changes related thereto), as soon as practicable, but in no event more than one business day after the date of such waiver, which such Executed Merger Agreement will be executed by Paramount within one business day of receipt thereof.

          Completion Certificate. At such time as QVC has fulfilled the terms set forth in the immediately preceding paragraph, QVC will deliver to the Paramount Board a certificate (the "Completion Certificate"), executed by an authorized officer of QVC, certifying that all such terms have been fulfilled.

          Termination of the Current QVC Offer. Under the terms of the QVC Exemption Agreement, QVC has agreed to terminate the Current QVC Offer at such time as QVC has been notified pursuant to a certificate executed by an authorized officer of Paramount that (i) a number of Shares that would satisfy the Other Minimum Condition shall have been validly tendered to the Revised Viacom Offer and not withdrawn at the Other Expiration Date of the Revised Viacom

     Offer (provided that QVC does not also receive valid tenders of a number of Shares that would satisfy the Minimum Condition in its offer); (ii) all conditions to the Revised Viacom Offer, except the Other Minimum Condition and the conditions relating to the Rights Agreement, Article XI of Paramount's Certificate of Incorporation, Section 203 of Delaware Law and governmental or judicial injunction, each as set forth therein, shall have been waived; and (iii) a Completion Certificate from Viacom has been delivered to Paramount; provided, however, that QVC shall not be required to terminate the Current QVC Offer in the event that Viacom has not performed or complied in all material respects with the Exemption Procedures.

          Termination of QVC Exemption Agreement. The QVC Exemption Agreement terminates at the earliest of (i) 9:00 A.M. on the first business day following the Final Expiration Date, (ii) the execution and delivery by both QVC and Paramount of a merger agreement in the form attached as Exhibit A to the QVC Exemption Agreement, (iii) the delivery of notice by either party to the QVC Exemption Agreement in the event the other party materially breaches any agreement or representation under the QVC Exemption Agreement or (iv) such time as QVC shall have terminated the Current QVC Offer in accordance with the terms thereof.

          Except as described above or in Items 3(b) or 4, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Revised Viacom Offer which relate to or would result in one or more of the matters referred to in Item 7(a).

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     The response to Item 8 is hereby supplemented and amended as follows:

          By letter to Paramount dated January 19, 1994, Viacom expressly reserved all of its rights, claims and defenses with respect to any and all amounts due under either the termination fee provisions of the Restated Merger Agreement between Viacom and Paramount (which was terminated by Paramount on December 22, 1993) or the Stock Option Agreement between Viacom and Paramount. Viacom stated that, to the extent necessary to reserve such rights, such letter should be viewed as a demand for payment of the termination fee pursuant to Section 8.05 of the Restated Merger Agreement and as a Put Notice pursuant to Section 3.03(a) of the Stock Option Agreement. Viacom also stated that, consistent with its prior representations, it will not seek to enforce the foregoing demand in a manner that would interfere with the ongoing bidding process for Paramount. A copy of Viacom's letter is filed as Exhibit No. 87 to the Schedule 14D-9 and is incorporated herein by reference.

          On January 20, 1994, QVC's attorneys delivered a letter to Paramount, attached to which was a memorandum to QVC from QVC's financial advisor comparing the QVC and Viacom acquisition proposals. The letter and the attached memorandum were distributed to member of the Paramount Board in connection with its January 21, 1994 meeting. A copy of the letter (together with the memorandum) is filed as Exhibit No. 88 to the Schedule 14D-9 and is incorporated herein by reference.


          On January 21, 1994, Viacom's attorneys delivered a letter to Paramount, attached to which was a memorandum to Viacom from Viacom's financial advisor responding to the January 20 memorandum of QVC's financial advisor. The letter and the attached memorandum were distributed to each member of the Paramount Board. A copy of the letter (together with the memorandum) is filed as Exhibit No. 89 to the Schedule 14D-9 and is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

     The response to Item 9 is hereby supplemented and amended to add the following:

Exhibit 80    --Agreement and Plan of Merger, dated as of January 21, 1994, between Paramount and
                Viacom.
Exhibit 81    --Voting Agreement, dated as of January 21, 1994, between Paramount and Amusements.
Exhibit 82    --Press Release issued by Paramount on January 21, 1994.
Exhibit 83    --Letter to Stockholders of Paramount dated January 24, 1994 with respect to the
                Current QVC Offer and the Revised Viacom Offer.
Exhibit 84    --Opinion of Lazard dated January 21, 1994.
Exhibit 85    --Notice of Termination dated January 21, 1994 delivered by Paramount to QVC.
Exhibit 86    --Exemption Agreement, dated as of January 21, 1994, between QVC and Paramount.
Exhibit 87    --Letter from Viacom to Paramount dated January 19, 1994.
Exhibit 88    --Letter from Wachtell, Lipton, Rosen & Katz to Paramount dated January 20, 1994.
Exhibit 89    --Letter from Shearman & Sterling to Paramount dated January 21, 1994.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          PARAMOUNT COMMUNICATIONS INC.

                                          By       /s/ DONALD ORESMAN
                                             ...................................

                                             Name: Donald Oresman
                                            Title: Executive Vice President

Dated: January 24, 1994

                                                            ANNEX A

LAZARD FRERES & CO.

                                        NEW YORK


                                        January 21, 1994

The Board of Directors
Paramount Communications Inc.
15 Columbus Circle
New York, NY 10023-7780

Dear Members of the Board:

      We refer to our written opinions to you set forth in the letter, dated January 12, 1994 (the "January 12, 1994 Letter"). You have requested our opinion, as of this date, as to the relationship from a financial point of view of the Amended Viacom Transaction Consideration (as defined in the January 12, 1994 Letter), as further amended by Viacom on January 18, 1994 pursuant to the Amended Viacom Proposal (as defined below), to the QVC Transaction Consideration (as defined below).

      As stated in the January 12, 1994 Letter, we understand that the proposed acquisition by QVC Network, Inc. ("QVC") of all of the outstanding shares of common stock (the "Common Stock") of Paramount Communications Inc. ("Paramount") by means of a cash tender offer (the "QVC Offer") by QVC, followed by a proposed second-step merger of Paramount and QVC (the "QVC Second-Step Merger"; collectively with the QVC Offer, the "QVC Two-Step Transaction") is to be effected pursuant to the Agreement and Plan of Merger, dated as of December 22, 1993, between QVC and Paramount (the "QVC Merger Agreement"), whereby (i) QVC is offering to purchase 61,607,894 shares of Common Stock, or such greater number as equals 50.1% of the outstanding shares of Common Stock, at a purchase price of $92.00 per share in cash, and (ii) following completion of the QVC Offer, Paramount would be merged into QVC in the QVC Second-Step Merger, and each share of Common Stock not purchased in the QVC Offer (other than shares of Common Stock held in the treasury of Paramount or owned by Paramount or any

The Board of Directors
Paramount Communications Inc.
January 21, 1994
Page 2


direct or indirect wholly-owned subsidiary of Paramount or QVC or shares of Common Stock held by those Stockholders (as defined below) who exercise and perfect stockholders appraisal rights under Delaware law) would be converted into the right to receive (a) 1.43 shares of common stock of QVC (the "QVC Common Stock "), (b) 0.32 shares of a new series 6% cumulative non-convertible exchangeable preferred stock of QVC (the "QVC Merger Preferred Stock") and (c) 0.32 warrants to purchase one share of QVC Common Stock at a price of $70.34 per share, exercisable at any time by the holder prior to the tenth anniversary of the QVC Second-Step Merger (the "QVC Warrants") (the aggregate consideration payable to holders of Common Stock (the "Stockholders") pursuant to the QVC Offer set forth in clause (i) and the aggregate consideration payable to Stockholders pursuant to the QVC Second-Step Merger set forth in subclauses (a), (b) and (c) of clause (ii) is collectively referred to as the "QVC Transaction Consideration"). We also understand that the QVC Merger Agreement provides that the QVC Merger Preferred Stock will pay cumulative quarterly dividends at a rate of $3.00 per annum per share, will have a liquidation preference of $50.00 per share, will be redeemable for cash by QVC at declining redemption premiums on and after the fifth anniversary of the QVC Second-Step Merger and will be exchangeable by QVC into QVC's 6% subordinated debentures (the "QVC Debentures") at an exchange rate of $50.00 principal amount of QVC Debenture per share of QVC Merger Preferred Stock on and after the third anniversary of the QVC Second-Step Merger. In addition, we understand that the QVC Warrants will be exercisable with cash or by using an equivalent amount of liquidation preference of QVC Merger Preferred Stock or principal amount of QVC Debentures and will be redeemable for cash by QVC, at its option, at $15.00 per QVC Warrant on and after the fifth anniversary of the QVC Second-Step Merger.

      In addition, we understand that, as set forth in
(i) the written proposal submitted to Paramount by Viacom Inc. ("Viacom") on January 18, 1994 and (ii) Amended Number 25 to the Tender Offer Statement on Schedule 14D-1 filed by Viacom, National Amusements, Inc., Mr. Summer M. Redstone and Blockbuster Entertainment Corporation ("Blockbuster") with the Securities and Exchange Commission (the "Commission") on January 18, 1994, (the "Viacom Tender Offer Statement") (collectively, the "Amended Viacom Proposal"), Viacom amended the terms of the cash tender offer (the "Viacom Offer") that it had commenced on October 25, 1993. Under the Amended Viacom Proposal, (a) Viacom is offering in the Viacom Offer to purchase 61,657,432 shares of Common Stock, or such greater number as equals 50.1% of the outstanding shares of Common Stock, at a purchase price of $107.00 per share in cash, and
(b) following completion of the Viacom Offer, in accordance

The Board of Directors
Paramount Communications Inc.
January 21, 1994
Page 3

with the form of Agreement and Plan of Merger, between Viacom and Paramount (the "Form Viacom Merger Agreement") that is attached to the Exemption Agreement, dated December 22, 1993, between Viacom and Paramount (the "Viacom Exemption Agreement"), Paramount would be merged into Viacom in the proposed second-step merger between Viacom and Paramount (the "Viacom Second-Step Merger"; collectively with the Viacom Offer, the "Viacom Two-Step Transaction"), and each share of Common Stock not purchased in the Viacom Offer (other than shares of Common Stock held in the treasury of Paramount or owned by Paramount or any direct or indirect wholly-owned subsidiary of Paramount or Viacom or shares of Common Stock held by those Stockholders who exercise and perfect stockholders appraisal rights under Delaware law) would be converted into the right to receive (1) 0.93065 shares of Class B common stock of Viacom (the "Viacom Class B Common Stock"), (2) 0.30408 shares of a new series of Viacom cumulative convertible exchangeable preferred stock (the "Viacom Merger Preferred Stock"), (3) 0.5 warrants to purchase one share of Viacom Class B Common Stock at a price of $60.00 per share, exercisable at any time by the holder prior to the third anniversary of the Viacom Second-Step Merger and
(4) 0.93065 contingent value rights of Viacom (the "Viacom CVRs") having the terms described below (the aggregate consideration payable to Stockholders pursuant to the Viacom Offer set forth in clause (a) and the aggregate consideration payable to Stockholders pursuant to the Viacom Second-Step Merger set forth in subclauses (1), (2), (3) and (4) of clause (b) is collectively referred to as the "Revised Viacom Transaction Consideration"). We also understand that the Amended Viacom Proposal provides that each Viacom CVR will represent the right on the first anniversary of the Viacom Second-Step Merger to receive in cash or securities, at Viacom's election, the amount by which the Average Trading Value (as defined in the Amended Viacom Proposal and as described below) of Viacom Class B Common Stock is less than a minimum price of $48.00 per share of Viacom Class B Common Stock, and Viacom will have the right, in its sole discretion, to extend the payment measurement dates of the Viacom CVR by one year, in which case the minimum price will increase to $51.00 per share of Viacom Class B Common Stock, and a further one year extension right which, if exercised, would increase the minimum price to $55.00 per share of Viacom Class B Common Stock. As used in the Amended Viacom Proposal, the "Average Trading Value" will be based upon the market prices of Viacom Class B Common Stock during the 60 trading days ending on the last day of the relevant period and is subject to a floor of $38.00 per share of Viacom Class B Common Stock.

The Board of Directors
Paramount Communications Inc.
January 21, 1994
Page 4

        Lazard Freres & Co. has from time to time acted as financial advisor to Paramount and has acted as its financial advisor in connection with proposed QVC Two-Step Transaction and proposed Viacom Two-Step Transaction. As you know, a General Partner of our firm is a member of Paramount's Board of Directors. In addition, we have from time to time in the past provided, and we are currently providing, in matters unrelated to Paramount, financial advisory or financing services to one or more of the respective equity investors in Viacom and QVC, or persons engaged in pending transactions with one or more of such investors, and we have received, or expect to receive, fees for the rendering of such services. In connection with our opinions set forth in this letter, we have, among other things:

        (i) reviewed the terms and conditions of (a) the written proposal submitted by QVC on December 20, 1993, Amendment Number 21 to the Tender Offer Statement Schedule 14D-1 filed by QVC on December 23, 1993 with the Commission, and the QVC Merger Agreement (including the form Exemption Agreement between QVC and Paramount attached thereto) and (b) the Amended Viacom Proposal, the Viacom Tender Offer Statement and the Viacom Exemption Agreement (including the Form Viacom Merger Agreement attached thereto);

        (ii) reviewed the terms and conditions of the Agreement and Plan of Merger, dated as of January 7, 1994, between Viacom and Blockbuster (the "Blockbuster Merger Agreement"), and the Subscription Agreement, dated January 7, 1994, between Viacom and Blockbuster, analyzed the Amended Viacom Proposal both with and without giving effect to the consummation of the proposed merger between Viacom and Blockbuster contemplated by the Blockbuster Merger Agreement and observed that the proposed merger between Viacom and Blockbuster is subject to the approval of the stockholders of Blockbuster;

        (iii) analyzed certain historical business and financial information relating to Paramount, Viacom, QVC and Blockbuster, including (a) the Annual Reports to Stockholders and the Annual Reports on Form 10-K of Paramount for each of the fiscal years ended
      October 31, 1988 through 1992, the Transaction Report on Form 10-K of Paramount for the period from November 1, 1992 through April 30, 1993 and Quarterly

The Board of Directors
Paramount Communications Inc.
January 21, 1994
Page 5

      Reports on Form 10-Q of Paramount for the quarters ended January 31, April 30 and July 31 for each of the same fiscal years and for the quarters ended January 31, April 30, July 31 and October 31, 1993, (b) the Annual Reports to Stockholders and the Annual Reports on Form 10-K of Viacom for each of the fiscal years ended December 31, 1988 through 1992, and Quarterly Reports on Form 10-Q of Viacom for the quarters ended March 31, June 30 and September 30 for each of the same fiscal years, and for the quarters ended
      March 31, June 30, and September 30, 1993, (c) the Annual Reports to Stockholders and the Annual Reports on Form 10-K of QVC for each of the fiscal years ended January 31, 1989 through 1993, and Quarterly Reports on Form 10-Q of QVC for the quarters ended April 30, July 31 and October 31 for each of the same fiscal years, and for the quarters ended April 30, July 31 and October 31, 1993 and (d) the Annual Reports to Stockholders and the Annual Reports on Form 10-K of Blockbuster for each of the fiscal years ended December 31, 1988 through 1992, and Quarterly Reports on Form 10-Q of Blockbuster for the quarters ended March 31, June 30 and September 30 for each of the same fiscal years, and for the quarters ended
      March 31, June 30, and September 30, 1993;

        (iv) reviewed certain financial forecasts and other data provided to us by Paramount, Viacom, QVC and Blockbuster relating to their respective businesses (except in the case of Paramount, financial forecasts for the current fiscal year only, having been advised that Paramount has not prepared projections beyond the current fiscal year);

        (v) conducted discussions with members of the senior management of Paramount, Viacom, QVC and Blockbuster with respect to the business and prospects of Paramount, Viacom, QVC and Blockbuster and the strategic objectives of each;

        (vi) reviewed public information with respect to certain other companies in lines of businesses we believe to be comparable to the businesses of Paramount, Viacom, QVC and Blockbuster;

        (vii) reviewed the financial terms of certain business combinations involving companies in lines of

The Board of Directors
Paramount Communications Inc.
January 21, 1994
Page 6

      business we believe to be comparable to those of Paramount, Viacom, QVC and Blockbuster, and in other industries generally;

        (viii) reviewed the historical stock prices and trading volumes of the Common Stock, Viacom Class B
      Common Stock, QVC Common Stock and shares of common stock of Blockbuster;

        (ix) reviewed the procedures for bidding set forth in the QVC Merger Agreement and the Viacom Exemption
      Agreement, in particular noting the respective provisions therein providing for the extension of the QVC Offer or the Viacom Offer, as applicable, for 10 business days upon delivery of a Completion
      Certificate (referred to in the QVC Merger Agreement or the Viacom Exemption Agreement, as applicable) by QVC or Viacom, as applicable; and

        (x) conducted such other financial studies, analyses and investigations as we deemed appropriate.

        We have assumed and relied upon the accuracy and completeness of the financial and other information provided by Paramount, Viacom, QVC and Blockbuster to us, and on the representations contained in the QVC Merger Agreement and the Form Viacom Merger Agreement, and we have not undertaken any independent verification of such information or any independent valuation or appraisal of any of the assets of Paramount, Viacom, QVC or Blockbuster. With respect to the financial forecasts referred to above, we have assumed that they have been reasonably prepared on a basis reflecting the best currently available judgments of the managements of Paramount, Viacom, QVC or Blockbuster as to the future financial performance of Paramount, Viacom, QVC and Blockbuster, respectively. In addition, we have assumed that the Viacom Proposal (as defined in the January 12, 1994 Letter) and the Amended Viacom Proposal were made in compliance with the terms and conditions of the Viacom Exemption Agreement. Further, our opinions are based on economic, monetary and market conditions existing on this date.

        We have not reviewed any proxy statement or similar document that may be prepared for use in connection with the proposed QVC Two-Step Transaction or the proposed Viacom Two-Step Transaction. In accordance with the Procedures for Submissions of Proposals (the "Bidding Procedures") established

The Board of Directors
Paramount Communications Inc.
January 21, 1994
Page 7

by Paramount's Board of Directors on December 13, 1993, Paramount's Board of Directors has authorized us to respond to inquiries with respect to Paramount from prospective bidders (in addition to QVC and Viacom) and to receive proposals from additional bidders, if any. We have not, however, solicited third party indications of interest in acquiring all or any part of Paramount.

        As part of our analysis, we have continued to evaluate the transactions, as we have in the past, not only on the basis of current market values but also applying other financial valuation methodologies generally applicable to transactions of this type. These financial valuation methodologies, which are subject to certain limitations as applied to these prospective combinations, including the lack of projections for Paramount beyond the current fiscal year and the difficulties in quantifying synergies and revenue enhancements resulting from the combinations, slightly favor in varying degrees the Revised Viacom Transaction Consideration from a financial point of view. On the basis of recent market values, the QVC
Transaction Consideration has had a slightly higher market valuation than the Revised Viacom Transaction Consideration; in this connection, we observe the high volatility of Viacom
Class B Common Stock and QVC Common Stock and that the market prices of the stocks seem to be impacted by the perception of the market-place as to whether QVC or Viacom would be the ultimate acquiror of Paramount.

        We also observe that there is a greater percentage of cash and preferred stock as components of the Revised Viacom Transaction Consideration than the QVC Transaction Consideration. We further note the offering of the Viacom CVRs in the Amended Viacom Proposal. Finally, we observe the express preference of Paramount's Board of Directors in the Bidding Procedures for cash and securities readily susceptible to valuation, such as securities with a fixed income stream, with a liquidation preference, or in the case of equity securities, securities which enjoy the benefits of a wide collar or other value assurance mechanism.

        Our engagement and the opinions expressed herein are solely for the benefit of Paramount's Board of Directors and are not on behalf of, and are not intended to confer rights or remedies upon, Viacom, QVC, Blockbuster, any stockholders of Paramount, Viacom, QVC or Blockbuster or any other person other than Paramount's Board of Directors.

The Board of Directors
Paramount Communications Inc.
January 21, 1994
Page 8

        In reaching our opinions expressed herein, we have taken into account various factors, including our assessment of the probability of consummation of the proposed merger between Viacom and Blockbuster contemplated by the Blockbuster Merger Agreement under the circumstances existing on the date of this letter and that, given the terms and conditions of the proposed QVC Two-Step Transaction and the proposed Viacom Two-Step Transaction and the limitations of the financial valuation methodologies referred to above, we view as a favorable factor an offer that contains a greater percentage of cash and securities readily susceptible to valuation. Based on and subject to the foregoing and such other factors as we deemed relevant, including our assessment of economic, monetary and market conditions existing on the date of this letter, we are of the opinion that, as of this date, (i) the QVC Transaction Consideration is fair to the Stockholders from a financial point of view (ii) the Revised Viacom Transaction Consideration is fair to the Stockholders from a financial point of view and
(iii) the Revised Viacom Transaction Consideration is marginally superior to the QVC Transaction Consideration from a financial point of view.


                               Very truly yours,


                               /s/ Lazard Freres & Co.

                                 EXHIBIT INDEX


  EXHIBIT                                             DESCRIPTION                                            PAGE NO.
- -----------  ---------------------------------------------------------------------------------------------  -----------
         1*  Pages 5, 6 and 10-20 of Paramount's Proxy Statement dated January 29, 1993 for its 1993
             Annual Meeting of Stockholders.
         2*  Employment Agreement with Robert Greenberg, a senior vice president of Paramount, dated as of
             April 5, 1993.
         3*  Amended and Restated Agreement and Plan of Merger, dated as of October 24, 1993, between
             Paramount and Viacom.
         4*  Stock Option Agreement, dated as of September 12, 1993, as amended on October 24, 1993, between Paramount and Viacom.
         5*  Voting Agreement, dated as of September 12, 1993, as amended on October 24, 1993, between
             Paramount and Amusements.
         6*  Press Release issued on October 24, 1993.
         7*  Letter to Stockholders of Paramount dated October 25, 1993.
         8*  Press Release issued on November 6, 1993.
         9*  Letter to Stockholders of Paramount dated November 8, 1993 with respect to the Viacom Offer.
        10*  Amendment No. 1, dated as of November 6, 1993, to the Amended and Restated Agreement and Plan
             of Merger, dated as of October 24, 1993, between Paramount and Viacom.
        11*  Letter to Stockholders of Paramount dated November 8, 1993 with respect to the QVC Offer.
        12*  Press Release issued by Viacom on November 12, 1993.
        13*  Press Release issued on November 15, 1993.
        14*  Letter to Stockholders of Paramount dated November 16, 1993 with respect to the QVC Offer.
        15*  Press Release issued by Viacom on November 19, 1993.
        16*  Press Release issued by QVC on November 20, 1993.
        17*  Press Release issued by Viacom on November 22, 1993.
        18*  Press Release issued by QVC on November 22, 1993.
        19*  Press Release issued by Viacom on November 23, 1993.
        20*  Press Release issued by QVC on November 23, 1993.
        21*  Press Release issued by Viacom on November 24, 1993.
        22*  Press Release issued by QVC on November 24, 1993.
        23*  Memorandum Opinion in QVC Network, Inc. v. Paramount Communications Inc., et al., Civ. Action
             No. 13208 (Del. Ch. November 24, 1993).
        24*  Preliminary Injunction Order in QVC Network, Inc. v. Paramount Communications Inc., et al.,
             Civ. Action No. 13208 (Del. Ch. November 24, 1993).
        25*  Press Release issued by Paramount on November 24, 1993.
        26*  Press Release issued by Viacom on November 24, 1993.
        27*  Press Release issued by Viacom on November 26, 1993.
        28*  Press Release issued by Viacom on November 29, 1993.
        29*  Order of the Delaware Supreme Court dated November 29, 1993.
        30*  Press Release issued by QVC on December 1, 1993.
        31*  Revised Memorandum Opinion in QVC Network, Inc. v. Paramount Communications Inc., et al.,
             Civ. Action No. 13208 (Del. Ch. November 24, 1993).

- ---------------

*Previously filed.


  EXHIBIT                                             DESCRIPTION                                            PAGE NO.
- -----------  ---------------------------------------------------------------------------------------------  -----------
        32*  Press Release issued by Viacom on December 9, 1993.
        33*  Press Release issued by Paramount on December 9, 1993.
        34*  Press Release issued by QVC on December 10, 1993.
        35*  Order in Paramount Communications Inc., et al. v. QVC Network, Inc., Civ. Action No. 13208
             (Del. December 9, 1993).
        36*  Press Release issued by QVC on December 9, 1993.
        37*  Letter from Richards, Layton & Finger to Vice Chancellor Jack B. Jacobs of the Delaware Court
             of Chancery dated December 10, 1993.
        38*  Bidding Procedures of Paramount dated December 14, 1993.
        39*  Press Release issued by Paramount on December 14, 1993.
        40*  Letter to Stockholders of Paramount dated December 14, 1993 with respect to the Viacom Offer and the QVC Offer.
        41*  Press Release issued by Viacom on December 14, 1993.
        42*  Press Release issued by QVC on December 14, 1993.
        43*  Letter from Wachtell, Lipton, Rosen & Katz to Lazard dated December 14, 1993.
        44*  Letter from Simpson Thacher & Bartlett to Wachtell, Lipton, Rosen & Katz dated December 15,
             1993.
        45*  Press Release issued by Paramount on December 15, 1993.
        46*  Press Release issued by QVC on December 16, 1993.
        47*  Letter from the Delaware Chancery Court to Young, Conaway, Stargatt & Taylor; Richards,
             Layton & Finger; Morris & Morris; and Morris, Nichols, Arsht & Tunnell dated December 14,
             1993.
        48*  Revised pages to the Memorandum Opinion in QVC Network, Inc. v. Paramount Communications
             Inc., et al., Civ. Action No. 13208 (Del. Ch. November 24, 1993).
        49*  Letter from Shearman & Sterling to Lazard dated December 15, 1993.
        50*  Letter from Simpson Thacher & Bartlett to Shearman & Sterling dated December 16, 1993.
        51*  Letter from Simpson Thacher & Bartlett to Wachtell, Lipton, Rosen & Katz dated December 17,
             1993.
        52*  Press Release issued by Paramount on December 20, 1993.
        53*  Press Release issued by Paramount on December 22, 1993.
        54*  Press Release issued by QVC on December 22, 1993.
        55*  Notice of Termination dated December 22, 1993 delivered by Paramount to Viacom.
        56*  Exemption Agreement, dated as of December 22, 1993, between Viacom and Paramount.
        57*  Letter to Stockholders of Paramount dated December 23, 1993 with respect to the Revised QVC
             Offer and the Viacom Offer.
        58*  Opinion of Lazard dated December 21, 1993.
        59*  Agreement and Plan of Merger, dated as of December 22, 1993, between Paramount and QVC.
        60*  Voting Agreement dated December 22, 1993 among BellSouth Corporation, Comcast Corporation,
             Cox Enterprises, Inc., Advance Publications, Inc. and Arrow Investments, L.P.
        61*  First Amendment, dated as of December 27, 1993, to Agreement and Plan of Merger, dated as of
             December 22, 1993, between Paramount and QVC.

- ---------------

*Previously filed.

  EXHIBIT                                             DESCRIPTION                                            PAGE NO.
- -----------  ---------------------------------------------------------------------------------------------  -----------
        62*  Press Release issued by Viacom on January 7, 1994.
        63*  Press Release issued by Viacom on January 9, 1994.
        64*  Press Release issued by Paramount on January 7, 1994.
        65*  Press Release issued by QVC on January 7, 1994.
        66*  Press Release issued by QVC on January 10, 1994.
        67*  Letter from Wachtell, Lipton, Rosen & Katz to the Paramount Board dated January 11, 1994.
        68*  Letter from Shearman & Sterling to the Paramount Board dated January 12, 1994.
        69*  Letter from Paramount to Wachtell, Lipton, Rosen & Katz dated January 13, 1994.
        70*  Press Release issued by Paramount on January 12, 1994.
        71*  Letter from Simpson Thacher & Bartlett to Sherman & Sterling and Wachtell, Lipton, Rosen &
             Katz dated January 13, 1994.
        72*  Letter to Stockholders of Paramount dated January 13, 1994 with respect to the Current QVC
             Offer and the Revised Viacom Offer.
        73*  Opinion of Lazard dated January 12, 1994.
        74*  Letter from Wachtell, Lipton, Rosen & Katz to Simpson Thacher & Bartlett dated January 14,
             1994.
        75*  Letter from Simpson Thacher & Bartlett to Wachtell, Lipton, Rosen & Katz dated January 18,
             1994.
        76*  Letter from the Commission to Simpson Thacher & Bartlett dated January 15, 1994.
        77*  Press Release issued by Viacom on January 18, 1994.
        78*  Press Release issued by Paramount on January 18, 1994.
        79*  Press Release issued by QVC on January 19, 1994.
        80   Agreement and Plan of Merger, dated as of January 21, 1994, between Paramount and Viacom.
        81   Voting Agreement, dated as of January 21, 1994, between Paramount and Amusements.
        82   Press Release issued by Paramount on January 21, 1994.
        83   Letter to Stockholders of Paramount dated January 24, 1994 with respect to the Current QVC
             Offer and the Revised Viacom Offer.
        84   Opinion of Lazard dated January 21, 1994.
        85   Notice of Termination dated January 21, 1994 delivered by Paramount to QVC.
        86   Exemption Agreement, dated as of January 21, 1994, between QVC and Paramount.
        87   Letter from Viacom to Paramount dated January 19, 1994.
        88   Letter from Wachtell, Lipton, Rosen & Katz to Paramount dated January 20, 1994.
        89   Letter from Shearman & Sterling to Paramount dated January 21, 1994.

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*Previously filed.